

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2024

Samir R. Patel
Chief Executive Officer
Akari Therapeutics, Plc
22 Boston Wharf Road FL 7
Boston, MA 02210

> **Re: Akari Therapeutics, Plc**
> **Registration Statement on Form S-3**
> **Filed September 6, 2024**
> **File No. 333-281995**

Dear Samir R. Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Platt, Esq.